Croke Fairchild Morgan & Beres LLC

180 North La Salle Street, Suite 2750

Chicago, Illinois 60601

May 15, 2020

Iboyla Ignat

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Via email to ignati@sec.gov

Re:	Eton Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2019
Filed March 5, 2020
File No. 001-38738

Dear Ms. Ignat:

We are counsel to Eton Pharmaceuticals, Inc. (the “Company”) and have received your letter dated May 5, 2020 regarding the two comments referred to below to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019. The Company’s responses are also below.

Item1. Business

Licensing Arrangements, page 6.

1.	The Company will provide disclosure of the requested royalty rates in an amendment to the Form 10-K.

Exhibits 31.1 and 31.2, page 87.

2.	The Company will update the Section 302 Certifications to include the introductory language in paragraph 4 referring to its internal control over financial reporting as well as paragraph 4(b) regarding design of the Company’s internal control over financial reporting.

Pursuant to your request, the Company will prepare and file an abbreviated amendment to the Form 10-K consisting of a cover page, explanatory note, signature page and updated Section 302 Certifications. The Company will file the Amendment on or before May 21, 2020.

Please contact the undersigned with any questions.

Sincerely,

Croke Fairchild Morgan & Beres LLC

/s/ Geoffrey R. Morgan
gmorgan@crokefairchild.com

cc: W. Wilson Troutman